UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------
                         For the month of September 2004

                        Commission File Number: 001-31368

                                 SANOFI-AVENTIS
                 (Translation of registrant's name into English)

                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [X]              Form 40-F    [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes    [ ]                         No   [X]

     If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


     This Report on Form 6-K shall be deemed to be incorporated by reference into Sanofi-Aventis' (formerly known as Sanofi-Synthelabo) Registration Statement on Form F-4 (Registration No. 333-112314), as post-effectively amended and declared effective on May 13, 2004 by the United States Securities Exchange Commission, and the related prospectus, dated April 9, 2004, and the prospectus supplement, dated May 27, 2004, each filed pursuant to Rule 424(b) under the United States Securities Act of 1933, as amended, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

     On September 6, 2004 and September 7, 2004, respectively, Sanofi-Aventis (formerly known as Sanofi-Synthelabo) issued the two press releases attached hereto as Exhibit 99.1 and Exhibit 99.2, each of which is incorporated herein by reference.

                                  EXHIBIT LIST

Exhibit No.                       Description
----------                        -----------

Exhibit 99.1 Press Release, dated September 6, 2004, announcing management appointments

Exhibit 99.2 Press Release, dated September 7, 2004, announcing closing of subsequent offering periods in the French, U.S. and German Offers

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: September 7, 2004                  SANOFI-AVENTIS


                                          By:       /s/ Jean-Claude Leroy
                                               ---------------------------------
                                               Name:    Jean-Claude Leroy
                                               Title:   Senior Vice President &
                                                        Chief Financial Officer

                                  EXHIBIT INDEX

--------------------------------------------------------------------------------
Exhibit No.                       Description
----------                        -----------
--------------------------------------------------------------------------------
Exhibit 99.1 Press Release, dated September 6, 2004, announcing management appointments
--------------------------------------------------------------------------------
Exhibit 99.2 Press Release, dated September 7, 2004, announcing closing of subsequent offering periods in the French, U.S. and German Offers
--------------------------------------------------------------------------------